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                                                               EXHIBIT NO. 99.1

                           MINOREX CONSULTING LTD.
             Geological Consultants and Exploration Management



March 5, 1997

The Board of Directors
STIRRUP CREEK GOLD LTD.
Suite 310 - 1959 152nd Street
Surrey, B.C.  V4A 9E3


Dear Sirs:

Re: Historical Reference to the "Exploration Report on the Victorine Property, Kingston Mining District, Lander County, Nevada, U.S.A.," dated May 18, 1993 and amended May 14, 1995

The undersigned prepared the "Exploration Report on the Victorine Property, Kingston Mining District, Lander County Nevada, U.S.A.," dated May 18, 1993 and amended May 14, 1995, and consents to the use of this report only as a historical reference.

The undersigned consents to historical references to the undersigned contained in, or incorporated by historical reference in, the Form 20-F of Stirrup Creek Gold Ltd.



Yours truly,

MINOREX CONSULTING LTD.

[SEAL  PROFESSIONAL GEOSCIENTIST - PROVINCE OF BRITISH COLUMBIA]

/s/  J. DOUGLAS BLANCHFLOWER
------------------------------------
J. Douglas Blanchflower, P. Geo.
Consulting Geologist